EXHIBIT 9.1 - Voting Agreement entered into as of February 29, 2012 by and among Australian-Canadian Oil Royalties, Ltd. and Jessie Meidl and William Petrie, Sr.

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 29, 2012 by and among Australian-Canadian Oil Royalties, Ltd. (the “Company” or “ACOR”) and Jessie Meidl and William Petrie, Sr., (collectively, the “Stockholders” and each a “Stockholder”).

RECITALS:

WHEREAS, the Company has entered into a Share Exchange Agreement (“SEA”) dated November 17, 2011 with 1629518 Alberta Ltd. and its shareholders, including the Stockholders, a copy of which is attached hereto as Exhibit A (such purchase the “ACOR Purchase”); and

WHEREAS, the Stockholders wish to agree, among each other, to abstain from voting, in accordance with the terms and conditions of this Agreement, a portion of their common shares of capital stock of the Company (the “Common Shares”) which they are to receive in ACOR.

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholders agree as follows:

1. Agreement to Vote. The Stockholders, collectively as holders of Common Shares of the Company, hereby agree on behalf of themselves, any entity they control which holds such Common Shares (“Entities”) and any transferee or assignee of any such shares of Common Shares (“Transferees”), to hold all of the shares of Common Shares registered in their names or in the name of an Entity or Transferee (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of the Common Shares, and any other voting securities of the Company subsequently acquired by such Stockholder, Entity or Transferee) (hereinafter collectively referred to as the “Shares”) and abstain from voting the Shares at a regular or special meeting of the stockholders (or by written consent), an aggregate of 7,471,400 Shares.

2. Sale of the Company. Provided that the ACOR Purchase is on substantially the terms set forth on Exhibit A hereto, each party hereto hereby agrees to comply with the following provisions with respect to all Common Shares which they own or otherwise exercise voting or dispositive authority:

3. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate the Company for the breach of this Agreement by any Stockholder, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Stockholder hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 5).

5. Term. This Agreement shall terminate and be of no further force or effect upon the occurrence of the earlier of (i) a Liquidity Event of the Company; or (ii) the date that is 36 months from the date hereof. “Liquidity Event” shall mean the occurrence of any one or more of the following events or circumstances: (a) the Common Shares being listed on any of the Toronto Stock Exchange, TSX Venture Exchange, the New York Stock Exchange, the Nasdaq Stock Market or any other recognized stock exchange, and not being subject to any restricted period or hold period under applicable securities laws in Canada (other than in respect of resales by a control person); (b) all of the issued and outstanding Common Shares (other than Common Shares in respect of which dissent, appraisal or similar rights have been exercised) having been sold for cash pursuant to a take-over bid, arrangement, amalgamation or other transaction; (c) all of the issued and outstanding Common Shares (other than Common Shares in respect of which dissent, appraisal or similar rights have been exercised) having been exchanged, pursuant to a take-over bid, arrangement, amalgamation or other transaction, for securities that are listed on any of the exchanges referred to in (a) and are not subject to any restricted period or hold period under applicable securities laws in Canada (other than in respect of resales by a control person); or (d) any combination of the events or circumstances described in the preceding clauses (a) through (iii) such that at least one of such events or circumstances applies with respect to all of the Common Shares. Notwithstanding the foregoing, the Stockholders shall be entitled to exercise their voting rights in connection with any transaction that would constitute a Liquidity Event.

6. Amendments and Waivers. Any term hereby may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each of the Stockholders party hereto.

7. Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement.

8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9. Binding Effect. In addition to any restriction or transfer that may be imposed by any other agreement by which any Stockholder may be bound, this Agreement shall be binding upon the Parties, their respective heirs, successors, transferees and assigns.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to conflicts of law principles thereof.

11. Entire Agreement. This Agreement is intended to be the sole agreement of the Stockholders as it relates to this subject matter and does hereby supersede all other agreements of the Stockholders relating to the subject matter hereof.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.

/s/ ANDRE SAKHAI
ANDRE SAKHAI, President

/s/ WILLIAM PETRIE, SR.
WILLIAM PETRIE, SR.

/s/ JESSE MEIDL
JESSE MEIDL